Suite 1050-625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094
FOR IMMEDIATE RELEASE
PERU COPPER CONSOLIDATES TOROMOCHO LAND POSITION: ADDS TO
SURFACE & MINERAL RIGHTS
Vancouver, British Columbia, Canada, October 17, 2006 — Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company) announced today that it has finished a six-month due diligence of the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) a privately held mining company, and on October 13th entered into an option agreement to purchase all of the mining concessions currently owned by Austria Duvaz. The Company also announces that it has entered into an option to purchase additional land from the Yauli community and resolve the Pucara land claim against Centromin.
Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to the concessions which comprise the Toromocho pit as delineated in the Company’s pre-feasibility study that was completed earlier this year. Austria Duvaz also has a processing plant and workers’ housing in Morococha.
David Lowell, the Company’s Executive Chairman, said “We are pleased to enter into a purchase option agreement with Austria Duvaz. These concessions represent excellent exploration targets given their close proximity to our Toromocho copper deposit and the Austria Duvaz concessions to the south of Toromocho will allow us to push the pit backslopes further to the south to access more of our own mineral resources not currently in our mine plan as described in our pre-feasibility study.” (see news release dated March 28th 2006).
“The acquisition of the Austria Duvaz concessions is part of a very successful program to acquire additional properties for both the planned mining operations and the discovery of more ore which together will significantly enhance the value of our Toromocho project.”
The terms of the agreements signed today with Austria Duvaz are as follows: Through a share purchase agreement, the Company has acquired Minera Centenario SAC (“Centenario”), which will own 26 mining concessions and have interests in an additional 4 concessions. In exchange the Company has agreed to pay US$3.5 million to cancel Austria Duvaz debt at higher face values and to pay an additional sum of US$8 million to the shareholders of Centenario. Through a separate option agreement the Company will have the right to acquire interests in an additional 30 mining concessions of Austria Duvaz within a period of five years. In exchange for the option, the Company will assume approximately US$13 million of Austria Duvaz debt and pay Austria Duvaz a business interruption fee should the option be exercised prior to the end of the fifth year.

Yauli and Pucara Community Agreements
The Company has also entered into an option to purchase 1350 hectares from the Yauli community for the deposition of tailings. The terms of the agreement provide that the Company will contribute an aggregate of US$650,000 towards community projects (of which US$225,000 has been paid). The balance of US$425,000 will be paid to the community upon the Company exercising the option on or before October 4th, 2009.
The terms for the resolution of the dispute between Pucara and Centromin are that the Company will provide Pucara land and improvements in equipment and facilities valued at US$1,950,000 and issue 500,000 shares of Peru Copper valued at the closing price of the Company’s shares on October 10, 2006 or a cash payment in lieu of the shares.
Mr. Lowell further stated “Both these community agreements were reached as a result of establishing harmonious relations with the local population as demonstrated by the recent vote by the townspeople of Morococha in favor of resettlement out of the area peripheral to the Toromocho pit. These communities all understand and support the economic and social benefits that will come through the development of the Toromocho copper deposit.”
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.
For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.
     Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.